Form 51-102F3
MATERIAL CHANGE REPORT

ITEM 1                      Reporting Issuer

ViRexx Medical Corp.
8223 Roper Road
Edmonton, Alberta  T6E 6S4

ITEM 2                      Date of Material Change

September 8, 2008

ITEM 3                      News Release

A News Release dated September 10, 2008 was issued and disseminated on September 10, 2008 through the services of Marketwire and filed that same date on SEDAR.

ITEM 4                      Summary of Material Change

ViRexx Medical Corp. (“ViRexx” or the “Company”) announced results of rights offering and failure of LM Funds Corp. to provide standby commitment.

ITEM 5                      Full Description of Material Change

The Company announced that LM Funds Corp., the standby guarantor under its previously announced rights offering, has failed to fulfill its obligation to provide $3,000,000 CA as the Standby Purchaser for the rights offering.

The Company received 13,244,367 valid tenders for common shares from shareholders who exercised their basic subscription privilege and received 834,535 valid tenders for common shares from shareholders who exercised their additional subscription privilege.  In total 14,078,902 rights were exercised which provided gross proceeds to the Company of $633,550.59 CA.

LM Funds Corp. failed to meet its obligation to provide the Standby Commitment of $3,000,000 CA and has notified the Company that it will not meet this obligation.  Management is working with its advisors to examine the Company’s alternatives in order to determine the appropriate course of action and to attempt to find alternative funding.

“Although we are very disappointed by LM Funds Corp.’s inability to meets its obligation we are encouraged by the number of shareholders who participated in the rights offering”, said Darrell Elliott, Chairman and Interim Chief Executive Officer of ViRexx.  “We will continue to work closely with our advisors to take appropriate actions where necessary in order to meet the Company’s strategic objectives.”

If alternative, equivalent financing to replace the LM Funds Corp. commitment is not arranged by close of business on September 18, 2008 shareholders who exercised their rights and wish to rescind their participation in the rights offering will have the opportunity to do so once the appropriate rescission process is determined.

ITEM 6	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

None

ITEM 7                      Omitted Information

Not Applicable

ITEM 8                      Executive Officer

Darrell Elliott
Chief Executive Officer
Tel: (780) 433-4411

ITEM 9                      Date of Report

September 10, 2008